UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
Whittier Energy Corporation
(Name of Issuer) Common Stock
(Title of Class of Securities) 966785107

(CUSIP Number)

Graeme P. Thomson

Finance Director and Company Secretary

Sterling Energy plc

Mandall House, Vaughan Road

Harpenden, Herts, AL5 4HU

United Kingdom

+44 (0) 1582 462121

with a copy to:

William S. Moss III

Mayer, Brown, Rowe & Maw LLP

700 Louisiana St., Suite 3400

Houston, TX 77002

(713) 238-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 966785107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sterling Energy plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,944,396[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,944,396[1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.4%[2]
14	TYPE OF REPORTING PERSON

CO

_________________________

1 Represents the aggregate number of outstanding shares of the issuer’s common stock held by Bryce W. Rhodes, President and Chief Executive Officer of Whittier Energy Corporation (“Whittier”), Daniel Silverman, Executive Vice President and Chief Operating Officer of Whittier, Geoff Stone, Vice President of Finance and Chief Accounting Officer of Whittier, Dallas Parker, Corporate Secretary of Whittier, Charles Buckner, David Dahl, David Kilpatrick, Ray R. Seegmiller and Arlo Sorensen, directors of Whittier, and Whittier Ventures LLC, a stockholder of Whittier, each of whom entered into a voting agreement dated January 19, 2007 with Sterling Energy plc (“Sterling”) obligating the holder to vote such shares in favor of the proposed acquisition of the issuer by Sterling and related matters, with respect to which such persons granted Sterling a proxy granting Sterling the right to vote on each such person’s behalf in favor of such matters. For more information regarding the Whittier securities holdings of the persons named in this paragraph, please see Schedule B, attached hereto. Sterling expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the voting agreements and proxies.

2 Based on 12,598,132 shares of the issuer’s common stock outstanding as of January 17, 2007, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.001 per share, of Whittier Energy Corporation, a Nevada Corporation (“Whittier”). The principal executive offices of Whittier are located at 333 Clay Street, Suite 700, Houston, TX 77002.

Item 2. Identity and Background

(a) — (c)  The name of the corporation filing this statement is Sterling Energy plc, a company incorporated in England and Wales (“Sterling”). The address of Sterling’s principal office is Mardall House, Vaughan Road, Harpenden, Herts, AL5 4HU, United Kingdom. Sterling is an oil and gas exploration and production company.

(d) Neither Sterling nor, to Sterling’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Sterling nor, to Sterling’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons specified by Instruction C of Schedule 13D is set forth on Schedule A attached hereto.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Sterling as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

Whittier entered into an Agreement and Plan of Merger, dated as of January 19, 2007, a copy of which was filed with the Securities and Exchange Commission on Exhibit 2.1 to the Form 8-K (File No. 000-30598) filed by Whittier on January 24, 2007 (the “Merger Agreement”), with Sterling that provides for the acquisition of Whittier by Sterling by means of a merger of a wholly owned subsidiary of Sterling (“Merger Sub”) with and into Whittier. As a result of the merger, Whittier would become a wholly owned subsidiary of Sterling. As an inducement for Sterling to enter into the Merger Agreement and in consideration thereof, certain executive officers, directors and shareholders of Whittier identified on Schedule B (collectively, the “Securityholders”), each entered into a separate voting agreement with Sterling, dated January 19, 2007, the form of which was filed with the Securities and Exchange Commission on Exhibit 10.1 to the Form 8-K (File No. 000-30598) filed by Whittier on January 24, 2007 and more fully described in Item 4, whereby each Securityholder agreed to vote all of the shares of Whittier common stock currently beneficially owned by such Securityholder or acquired by such Securityholder after such date (including by means of exercise of stock options or warrants) in favor of the merger and related matters. Each of these Securityholders also granted Sterling an irrevocable proxy granting Sterling the right to vote such shares in favor of such matters (the voting agreements and proxies together are referred to herein as the “Voting Agreements”). Sterling did not pay additional consideration to the Securityholders in exchange for the Voting Agreements.

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement filed with the Securities and Exchange Commission on Exhibit 2.1 to the Form 8-K (File No. 000-30598) filed by Whittier on January 24, 2007 and the form of voting agreement filed with the Securities and Exchange Commission on

Exhibit 10.1 to the Form 8-K (File No. 000-30598) filed by Whittier on January 24, 2007, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction

(a) — (b)     As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Whittier by Sterling pursuant to the terms of the Merger Agreement. To induce Sterling to enter into the Merger Agreement, the Securityholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.

The Merger Agreement provides that, at the effective time of the merger, each outstanding share of Whittier common stock, other than shares of Whittier common stock held by shareholders who validly exercise their dissenters’ rights under Nevada law, will be converted into the right to receive $11.00 in cash, without interest. Vested outstanding options to purchase Whittier common stock with exercise prices less than $11.00 will be converted into the right to receive the difference between the strike price and $11.00. Options, whether vested or unvested, with an exercise price equal to or in excess of $11.00 outstanding immediately prior to the consummation of the merger will be terminated upon consummation of the merger. Warrants granted and not exercised, expired or terminated, to purchase Whittier common stock with exercise prices less than $11.00 will be converted into the right to receive the difference between the exercise price and $11.00. The closing of the merger will occur on the first business day on which the last condition to completing the merger is satisfied or waived, or at such other time as Whittier and Sterling may agree. The consummation of the merger is subject to a number of conditions, including approval of the Merger Agreement and the transactions contemplated thereby by the holders of the majority of the outstanding shares of Whittier common stock.

By executing the Voting Agreements, the Securityholders have (i) agreed to vote all of the shares of Whittier common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement, including by means of exercise of stock options, in favor of the merger, adoption of the Merger Agreement and any other matter that could reasonably be expected to facilitate the merger, and against any Alternative Transaction Proposal (as defined in Article I of the Merger Agreement) and any other matter that might reasonably be expected to impede, delay or materially and adversely affect the merger, and (ii) granted irrevocable proxies to Sterling granting Sterling the right to vote such shares as specified in clause (i). The Securityholders may vote such shares on all other matters submitted to the Whittier shareholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, (ii) the effectiveness of the merger, or (iii) July 19, 2007.

(c)    Not applicable.

(d)     It is anticipated that upon consummation of the merger, the officers and directors of Merger Sub shall become the officers and directors of Whittier (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e)    Other than as a result of the merger described in Item 3 and above in this Item 4, not applicable.

(f)    Not applicable.

(g)     Upon consummation of the merger, the Articles of Incorporation and Bylaws of Whittier shall be amended and restated in their entirety in accordance with the terms of Section 2.4 of the Merger Agreement.

(h) — (i)     If the Merger is consummated as planned, Whittier common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)    Not Applicable.

Item 5. Interest in Securities of the Issuer

(a) — (b)     As a result of the Voting Agreements, Sterling may be deemed to be the beneficial owner of 1,941,396 shares of Whittier common stock. This number of shares represents approximately 15.4% of the issued and outstanding shares of Whittier common stock based on the number of shares outstanding as of January 17, 2007 (as represented by Whittier in the Merger Agreement). Sterling disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Sterling as to the beneficial ownership of such shares.

To Sterling’s knowledge, no shares of Whittier common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(b)     Sterling may be deemed to have shared voting power of the 1,941,396 shares of Whittier common stock held by the Securityholders due to Sterling’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies). However, Sterling does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Whittier shareholder with respect to such shares.

Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule B. To Sterling’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To Sterling’s knowledge, each of the individuals identified on Schedule B is a citizen of the United Kingdom.

(c)     To Sterling’s knowledge, no transactions in Whittier common stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d)     To Sterling’s knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of Whittier common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options or warrants. The number of shares that Sterling may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon exercise of the stock options or warrants referred to in the preceding sentence, nor any other shares issuable upon the exercise of stock options or warrants held by the parties to the Voting Agreements, and Sterling disclaims beneficial ownership of all such shares.

Item 7. Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1

Agreement and Plan of Merger dated January 19, 2007, by and among Sterling Energy plc, Sterling Onshore, Inc., and Whittier Energy Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-30598) filed by Whittier on January 24, 2007).

2

Form of Voting Agreement dated January 19, 2007 by and between Sterling Energy plc and certain stockholders of Whittier Energy Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 000-30598) filed by Whittier on January 24, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 29, 2007

STERLING ENERGY PLC

/s/ Graeme P. Thomson

BY: Graeme P. Thomson

TITLE: Finance Director and Company Secretary

Schedule A

Directors and Executive Officers of Sterling Energy plc

This Schedule A sets forth the name, citizenship, business address and present principal occupation or employment of each director and executive officer of Sterling Energy plc. Except as indicated below, all listed directors and officers are citizens of the United Kingdom, and the business address of each person is c/o Sterling Energy, Mardall House, Vaughan Road, Harpenden, Herts, AL5 4HU, United Kingdom.

•	Harry Wilson – Chief Executive Officer
•	Graeme Thomson – Finance Director & Company Secretary
•	Paul Griggs – Commercial Director
•	Andrew Grosse – Exploration and Technical Director
•	Richard O’Toole – Non-Executive Chairman (Irish citizen)
•	Chris Callaway – Non-Executive Director
•	Peter Wilde – Non-Executive Director
•	Dr. Richard Stabbins – Non-Executive Director

Schedule B

Parties to Voting Agreements with Sterling Energy plc

The following table sets forth the name and principal occupation or employment of each securityholder of Whittier Energy Corporation that has entered into a Voting Agreement with Sterling Energy plc in connection with the Agreement and Plan of Merger, and the aggregate number of shares of Whittier common stock held by each such person as of January 19, 2007*.  Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o Whittier Energy Corporation, 333 Clay Street, Suite 700, Houston, Texas 77002.

Name	Shares Held as of January 19, 2007	Exercisable Warrants and Options Purchase Shares within 60 Days of January 19, 2007	Total Beneficial Ownership of Shares as of January 19, 2007
Whittier Ventures LLC Stockholder	1,806,460	117,500	1,923,960
Bryce W. Rhodes Vice President and Chief Executive Officer	108,036	157,252	265,288
Daniel Silverman Executive Vice President and Chief Operating Officer	5,000	87,728	92,728
Geoff Stone Vice President of Finance and Chief Accounting Officer	-	6,667	6,667
Dallas Parker Corporate Secretary	9,350	10,799	20,149
Charles Buckner Director	8,700	52,935	61,635
David Dahl Director	-	36,189	36,189
David Kilpatrick Director	-	17,801	17,801
Ray R. Seegmiller Director	1,000	17,801	18,801
Arlo Sorensen Director	2,850	31,934	34,784**
TOTAL	1,941,396	536,606	2,478,002

_________________________

*  As noted in Item 6 above, the voting agreements also apply to any shares of Whittier common stock acquired by the parties to such agreements after the date of the voting agreements, including by means of exercise of stock options. The above table includes the total shares of common stock beneficially owned as of January 19, 2007.

** As noted in Whitter's Proxy Statement on Schedule 14A filed with the SEC on April 28, 2006, Mr. Sorensen is deemed to share voting and dispositive power over shares owned by Whittier Ventures LLC.